UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of November, 2016

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name in English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless FX30 Programmable IoT Gateway Redefines Connectivity and Intelligence for Machines

Built on the Legato® open source Linux platform, the FX30 enables rapid development and deployment of Industrial IoT applications globally

VANCOUVER, British Columbia--(BUSINESS WIRE)--November 14, 2016--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), a leading provider of fully integrated end-to-end solutions for Internet of Things (IoT) applications, today announced the availability of the FX30, the industry’s smallest, most flexible and rugged programmable cellular gateway. It provides a pre-certified, integrated embedded platform to connect any machine to any IoT application or cloud, enabling fast, scalable and global deployment of IoT solutions.

The Internet of Things is transforming organizations across all industries worldwide, enabling enhanced productivity and customer service. However, connecting many “things” can be complex, expensive and time consuming. The FX30 solves this, providing Legato® open source Linux-based programmability and 2G, 3G and LTE connectivity to manage any type of machine, including industrial equipment, infrastructure, building automation systems, laboratory and medical equipment, automation systems, construction equipment, commercial appliances, and portable and renewable energy systems. Entire fleets of FX30s can be monitored, managed and controlled remotely through Sierra Wireless’ AirVantage® Cloud Services.

“The FX30 provides a flexible, secure platform to connect machines to the Internet of Things, enabling companies to offer new, value-added services for their customers,” said Jason Krause, Senior Vice President and General Manager, Enterprise Solutions for Sierra Wireless. “For example, equipment manufacturers can quickly add IoT connectivity to any solution and deploy custom applications to monitor machine performance at the edge, sending data and alerts to any remote service application.”

About the FX30 Programmable IoT Gateway

The FX30 builds on the success of Sierra Wireless’ Fastrack Xtend, integrating the Legato open source Linux platform into a small, rugged gateway with flexible hardware interface options to simplify IoT solution development. Legato offers a secure application framework, maintained Linux distribution and feature-rich development environment. Legato’s robust APIs enable users to easily connect to any cloud or network, and allow developers to focus on building value-add IoT applications.

“Linkwave has been providing communications solutions based on Sierra Wireless programmable modems for more than 15 years for diverse applications including vehicle asset management, vending and security,” said Andrew Newton, Managing Director, Linkwave Wireless Connectivity. “We’re excited about the new FX30 and believe that it will be a truly unique offering in the market, providing a critical building block for customers developing IoT solutions.”

The FX30 is ideally suited for both regional and global deployments providing 2G, 3G and 4G options, global banding combinations, and numerous certifications, all in the same small, rugged industrial form factor. The FX30 also supports Sierra Wireless’ multi-operator Smart SIM that delivers best-in-class coverage and superior data service quality. Future releases will also support the GSMA eUICC specification for remote provisioning, allowing subscriptions to be remotely updated over-the-air.

Offering unparalleled flexibility for many different applications, the FX30 is available in both Ethernet and Serial variants, and supports an IoT Connector to enable hardware extensions to interface with an unlimited range of sensors, and wired and wireless networks. It offers best-in-class low power consumption, consuming less than 1W in idle mode and 2mW in ultra-low power mode, making it ideal for solar and battery-powered applications. Security features include support for the Lightweight M2M protocol and pre-shared key encryption.

For more information about the FX30, visit www.sierrawireless.com/fx30

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit https://www.sierrawireless.com/sales.

Events

Sierra Wireless will exhibit at European Utility Week in booth #3H99, November 15-17 2016, in Barcelona, Spain, and at Australian Utility Week in booth #D16, November 29-30, 2016, in Sydney, Australia both featuring demonstrations of the FX30. Click here for more information.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,000 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Legato” is a trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Media:
Kim Homeniuk, +1-604-233-8028
khomeniuk@sierrawireless.com
or
Investors:
David Climie, +1-604-231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	November 14, 2016